SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                              SCHEDULE 13D/A
                              (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 2)

                      PEOPLES COMMUNITY BANCORP, INC.
_____________________________________________________________________________
                              (Name of Issuer)


                  COMMON STOCK, $.01 PAR VALUE PER SHARE
_____________________________________________________________________________
                      (Title of Class of Securities)


                                71086E 10 7
_____________________________________________________________________________
                               (CUSIP Number)


                                Thomas J. Noe
                      Peoples Community Bancorp, Inc.
                           6100 West Chester Road
                          West Chester, Ohio  45069
                               (513) 870-3530
_____________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               April 27, 2004
_____________________________________________________________________________
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule
13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 5 Pages


CUSIP No. 71086E 10 7               13D/A            Page 2 of 5 Pages


_________________________________________________________________________
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Thomas J. Noe
_________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                              (b) [ ]
_________________________________________________________________________
3     SEC USE ONLY
_________________________________________________________________________
4     SOURCE OF FUNDS

      PF
_________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

_________________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

_________________________________________________________________________
  NUMBER OF SHARES          7   SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON           4,445
       WITH
                           ______________________________________________
                            8   SHARED VOTING POWER

                                381,614
                           ______________________________________________
                            9   SOLE DISPOSITIVE POWER

                                4,445

                           ______________________________________________
                           10   SHARED DISPOSITIVE POWER

                                381,614

_________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      386,059
_________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                         [ ]
_________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.9%*
_________________________________________________________________________
14    TYPE OF REPORTING PERSON

      IN
_________________________________________________________________________
_________________________________________
* The Reporting Person's percentage ownership is determined by assuming that options held by such person (but not those held by any other person) and that are exercisable within sixty (60) days, have been exercised.


CUSIP No. 71086E 10 7               13D/A            Page 3 of 5 Pages



                       AMENDMENT NO. 2 TO SCHEDULE 13D


     This Amendment No. 2 to Schedule 13D is filed by Thomas J. Noe, as an amendment to the Statement on Schedule 13D (the "Statement") relating to the shares of common stock, par value $.01 per share ("Common Stock") of Peoples Community Bancorp, Inc. (the "Issuer") filed with the Securities and Exchange Commission. The Statement is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
___________________________________________________________

     The Reporting Person beneficially owns 1,942 shares of Common Stock granted pursuant to the Issuer's Recognition and Retention Plan ("RRP"), which are held in the RRP Trust; 259,034 shares of Common Stock held jointly with the Reporting Person's wife; 7,825 shares held by the Reporting Person's wife in her individual retirement account; 3,860 shares of Common Stock granted pursuant to the Issuer's Employee Stock Ownership Plan ("ESOP") and 73,145 shares held in his individual retirement account. The
Reporting Person also is deemed to beneficially own an aggregate of 37,750 held by various trusts for which he is trustee. All purchases by the Reporting Person were made with personal funds. The Reporting person also has been granted options to purchase an aggregate of 2,503 shares of Common Stock pursuant to the Issuer's stock option plan which may be exercised within 60 days of the date hereof and which are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by the Reporting
Person.

Item 5.  Interest in Securities of the Issuer.
______________________________________________

     (a) The Reporting Person beneficially owns 386,059 shares of Common Stock which represents approximately 9.9% of the outstanding shares of Common Stock assuming exercise of the Reporting Person's exercisable options. At the date hereof, 3,887,762 shares of Common Stock were outstanding, not including outstanding options to purchase shares of Common Stock.

     (b) The Reporting Person has sole voting and dispositive power with respect to 4,445 shares of Common Stock which consists of 1,942 shares held in the RRP Trust which may be voted by him and 2,503 shares of Common Stock which may be purchased upon the exercise of stock options. The Reporting Person has shared voting and dispositive power with respect to 381,614 shares of Common Stock which includes 259,034 shares held jointly with his wife in her individual retirement account, 3,860 shares held in the ESOP, 7,825 shares held by the Reporting Person's wife, 73,145 shares of Common Stock held in his individual retirement account and 37,750 shares held in various trusts for which he is trustee.

     (c) The Reporting Person effected the following transactions in the Issuer's securities during the last 60 days.



CUSIP No. 71086E 10 7               13D/A            Page 4 of 5 Pages





Title of Security  Nature of Ownership  Transaction Date    Amount      Price    Transaction Effected
_________________  ___________________  ________________  __________   _______  ______________________

Common Stock        Joint with Spouse    April 27, 2004    173,253      $20.00     Rights Offering

Common Stock               IRA           April 27, 2004     18,750      $20.00     Rights Offering

Common Stock              Spouse         April 27, 2004        825      $20.00     Rights Offering

Common Stock          Family Trusts      April 27, 2004     37,750      $20.00     Rights Offering



     (d)  Not Applicable.

     (e)  Not Applicable.



CUSIP No. 71086E 10 7               13D/A            Page 5 of 5 Pages




                                  Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D/A is true, complete and correct.






                          /s/ Thomas J. Noe
                          _______________________________________
                          Thomas J. Noe




                          Date: May 7, 2004